20007839

)N

T

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 California Street, Suite 1
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd Engle (402) 391-7977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1120 South 101st Street, Suite 410 (Address) Omaha (City) NE (State) 68124 (Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY PATORA
General Notary - State of Nebraska
My Commission Expires Sep 23, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

BKD
CPAs & Advisors

1120 S. 101st Street, Suite 410 | Omaha, NE 68124-1088
402.392.1040 | Fax 402.392.1772 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Nuceaux, LLC
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuehl Capital Corporation (the "Company") as of December 31, 2019, the related statement of income, comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, effective January 1, 2019, the Company adopted the new Accounting Standards Update 2016-02, *Leases (Topic 842)*. Our opinion is not modified with respect to this matter.

Report on Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934, Information Relating to Possession or Control Requriements, and Computation of Reserve Requirement ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Kuehl Capital Corporation's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Company's auditor since 2018

Omaha, Nebraska
February 25, 2020

KUEHL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	1,685,655
Accounts receivable-annual advisory fees		87,722
Warrant inventory		99,999
Prepaid expenses		18,892
Property and equipment, net of $185,670 accumulated depreciation		51,745
Operating lease asset - right of use		202,313
Other		320
TOTAL ASSETS	**$**	**2,146,646**
LIABILTIIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$	8,448
Long term benefit obligation		21,481
Unearned revenue-annual advisory fees		835,265
Operating lease liability		204,576
Total liabilities		**1,069,770**
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Additional paid in capital		122,442
Retained earnings		1,097,577
Accumulated other comprehensive loss		(144,143)
Total stockholder's equity		**1,076,876**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,146,646**

KUEHL CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2019

Revenues		
Annual advisory fees	$	1,513,914
Bond structuring fees		1,899,222
Warrant structuring fees		2,961,050
Total revenues		**6,374,186**
Costs and expenses		
Salaries, benefits, and related taxes		2,830,315
SID debt issuance expense		1,994
Regulatory expense		78,133
Professional fees		86,190
Rent		134,725
Office		67,322
Computer		48,408
Charitable contributions		60,510
Depreciation		21,607
Business development		8,325
Insurance expense		15,890
Total costs and expenses		**3,353,419**
Operating income		**3,020,767**
Other income (expense)		
Interest income		7,531
Other income		30,289
Other expense		(18,037)
Total other income (expense)		**19,783**
NET INCOME		**3,040,550**

KUEHL CAPITAL CORPORATION

STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2019

NET INCOME	$ 3,040,550
Defined benefit pension plan	152,665
Other comprehensive income	$ 152,665
COMPREHENSIVE INCOME	**$ 3,193,215**

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
Balance, December 31, 2018	$ 1,000	$ 122,442	$ 1,097,027	$ (296,808)	$ 923,661
Distributions	-	-	(3,040,000)	-	(3,040,000)
Net income	-	-	3,040,550	-	3,040,550
Pension prior service credit	-	-	-	152,665	152,665
Balance, December 31, 2019	**$ 1,000**	**$ 122,442**	**$ 1,097,577**	**$ (144,143)**	**$ 1,076,876**

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Reconciliation of cash from operating activities:		
Net income	$	3,040,550
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		21,607
Non cash lease expense		60,760
Pension obligation		99,791
(Increase) decrease in operating assets:		
Accounts receivable		(21,553)
Prepaid expenses		(5,953)
Warrant inventory		10,377
Other		1,190
Increase (decrease) in operating liabilities:		
Accounts payable		(6,380)
Unearned revenue		229,859
Operating lease liability		(52,589)
Net cash provided by operating activities		**3,377,659**
Cash flows from investing activities:		
Purchases of property and equipment		(6,054)
Net cash used in investing activities		**(6,054)**
Cash flows from financing activities:		
Distributions to stockholder		(3,040,000)
Net cash used in financing activities		**(3,040,000)**
Net increase in cash		**331,605**
Cash at beginning of year		1,354,050
CASH AT END OF YEAR	**$**	**1,685,655**

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

Note 1. Nature of Business and Significant Accounting Policies

Kuehl Capital Corporation ("the Company") is a municipal financial advisor providing services to Sanitary Improvement Districts ("SIDs") in the greater Omaha, Nebraska area. The Company is a municipal securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

The financial statements and notes are representations of Company management, who is responsible for the integrity and objectivity of the financial statements. The accounting policies conform to U.S. generally accepted accounting principles ("GAAP") and have been applied on a consistent basis in the preparation of the financial statements.

Significant accounting policies are as follows:

Use of Estimates:

In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents include bank deposits and money market funds held at a major commercial bank. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019 the Company had $1,435,655 in excess of the FDIC insured limit.

Accounts Receivable:

Accounts receivable represent amounts due from SIDs for annual advisory fees. Management performs an assessment of collectability throughout the year and amounts are charged off when deemed uncollectable. Recoveries of accounts receivables previously written off are recorded when received.

Revenue Recognition:

Annual advisory fees are billed at the beginning of the contract period (in advance), reported as the Company meets their performance obligation throughout the contract period. Given the nature and timing of the pre and

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

Note 1. Nature of Business and Significant Accounting Policies (Continued)

post issuance advice being provided, the Company believes recognizing annual advisory fee revenue pro-rata over the term of the contract is appropriate. As of December 31, 2019, and December 31, 2018 unearned revenues were $835,265 and $605,406 respectively. All unearned revenue recorded at December 31, 2018 was recognized in revenue in 2019. Accounts receivable balances as of December 31, 2019 and December 31, 2018 were $87,722 and $66,169 respectively.

Bond structuring fees are received and recognized upon closing of the respective bond issue, as that is when the Company believes it has met its performance obligation.

Warrant structuring fees are recognized when the company has substantially completed its performance obligations, essentially obtaining bond counsel opinion such that the warrants become marketable. Warrant structuring fees are generally received within 10 business days of obtaining bond council opinion. Any warrant structuring fees earned but not yet received are recorded as a component of warrant inventory. At December 31, 2019 and 2018, $85,303 and $31,455, respectively, of warrants in process were included in warrant inventory.

Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Property and Equipment:

Property and equipment is stated at cost and depreciated over the estimated useful life of each asset. Depreciation is computed using the straight-line method for financial statement purposes. Useful lives on equipment is 3-10 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases

The Company adopted ASU (Accounting Standards Update) Topic 842 which requires lessees to recognize most leases on the statement of financial condition. The ASU and subsequent amendments issued in 2018 are effective for public entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018. We adopted the standard effective January 1, 2019 using a modified retrospective transition method with no cumulative effect adjustment upon adoption. In addition, the Company elected certain relief options offered, including the package of practical expedients which permits the Company not to reassess under the new standard prior conclusions about lease identification lease classification, and initial direct costs; the combing lease and non-lease components practical expedient, which allows the Company to analyze all components of a contract together without separating and individually analyzing the impact of each; and the short erm lease practical expedient, which exempts the Company from analyzing and recording leases with a term less than twelve months in accordance with ASC842. The adoption of this new standard required the recognition of a right of use asset and a lease liability on our balance sheet attributable to our office space operating lease of $263,073 and $257,165 respectively, as of January 1, 2019. Included in the balance of the right of use asset is $5,908 of prepaid rent. The adoption of this standard had no impact on our cash flows. Refer to Note 4, Commitment, for a detailed discussion of the adoption of the guidance

The Company determines if an arrangement is a lease at inception. Operating leases are included in Operating lease assets and Operating lease liabilities in the Statement of Financial Condition. Operating lease assets represent the Company's right to use an asset for the lease term, and lease liabilities

Note 1. Nature of Business and Significant Accounting Policies (Continued)

represent the Company's obligation to make the lease payments arising from the lease. The lease liability is measured at the present value of the unpaid lease payments, and the right of use asset is derived from the calculation of the lease liability. Since the Company does not know the actual implicit rates in the lease, the Company uses its estimated incremental borrowing rate, which is derived from information at the lease commencement date, in determining the present value of the lease payments.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owners of Nuceaux, LLC are required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements. The Company and Nuceaux, LLC have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years prior to 2015.

Subsequent Events:

Subsequent events have been evaluated through February 25, 2020, the date the financial statements were issued.

Note 2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000 and requires the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital, as defined by the Rule, fluctuates on a daily basis; however, net capital was $905,920 at December 31, 2019 and the Company's net capital ratio was .86 to 1.

Note 3. Employee Benefit Plans

The Company sponsors a 401(k) safe harbor non elective profit-sharing plan and a defined benefit cash balance pension plan for eligible employees.

401(k) safe harbor non elective profit-sharing plan:
The Company sponsors a 401(k) profit-sharing plan for all eligible employees with one year (minimum of 1,000 hours) of service. There are two components to the plan, a 401(k) component and a profit-sharing component. For the 401(k) component of the plan, participants may contribute, on a pre-tax basis, up to the maximum allowable amount pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). The 401(k) component also includes a Roth feature, allowing after-tax contributions, up to the maximum allowable amount pursuant to Section 401(k) of the IRC. There is no Company matching.

The safe harbor non elective profit-sharing component provides for employer contributions of 3% of eligible compensation to be made for all eligible employees. In addition, the Company may make discretionary contributions to the eligible employees. In 2019, the Company contributed $200,835 to the employee profit-sharing plan.

Defined benefit cash balance pension plan:
On December 28, 2018 the Company entered into a defined benefit cash balance pension plan covering non-owner, non-highly compensated employees and owners born before January 1, 1975 with one year of service. The measurement date used for the Company's employee benefit plan is December 31.

The benefit will be a lump sum cash distribution upon normal retirement, age 62. Principal credit provisions are allocated as of the last day of the plan year. The interest credit is the greater of 4% or the yield on 30-year Treasury Bonds on the fifth month preceding the plan year.

The change in benefit obligation, change in fair value of pension plan assets, and funded status were as follows:

Change in benefit obligations:		
Projected benefit obligations, beginning of year	$	296,808
Service cost		309,422
Interest cost		12,614
Actuarial (gain)/loss		(128,562)
Projected benefit obligations, end of year	$	490,282
Change in plan's assets:		
Fair value of plan's assets, beginning of year	$	222,455
Actual return on plan's assets		19,728
Employer contributions		226,618
Fair value of plan's assets, end of year	$	468,801
Under Funded Status	$	(21,481)

A long-term benefit obligation of $21,481 was recognized at December 31, 2019 in the Statement of Financial Condition. The Company has recognized

$144,143 in accumulated other comprehensive loss, which represents $279,088 of prior service costs that will be amortized over the service period and a net actuarial gain of $134,945.

The estimated prior service costs and net actuarial gain for pension benefits that will be amortized from accumulated other comprehensive loss into net pension costs over the next fiscal year are expected to be $17,720 and $5,455 respectively.

The weighted average assumptions used in determining the pension plan information as of December 31, 2019 were as follows:

	Net Cost	Benefit Obligation
Discount rate	3.25%	3.25%
Expected return on plan assets	4.00%	4.00%
Rate of compensation increase	2.50%	2.50%

Net periodic pension cost for the year ended December 31, 2019 included the following:

Service cost	$	309,422
Interest cost		12,614
Expected return on plan assets		(13,347)
Amortization of prior service costs		17,720
Net Periodic Pension Costs	$	326,409

During 2019 service costs of $309,422 were recognized as operating expenses while all other components of the net periodic pension cost were recorded to other expense within our Statement of Income.

The Company's funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plan, tax consequences, cash flow generated by the Company and other factors. The Company made a discretionary contribution to the plan of $226,618 in December 2019. The Company expects to contribute $226,618 to the defined benefit plan during 2020.

Expected benefit payments are as follows:

2020	$	-
2021		482,812
2022		-
2023		-
2024		-
2025 - 2029		-

The Company's primary investment objective is to achieve returns sufficient

to meet future benefit obligations. The Company's investment policy is capital preservation with a target asset mix of 80% fixed income and 20% equity. The defined benefit plan's current investment allocations are with the target allocation.

The following table provides the fair value measurements of the defined benefit plan at December 31, 2019. The categorization of fund investments is based upon the categorization of these funds' underlying assets. The Company's defined benefit plan had no Level 2 or Level 3 investments as of December 31, 2019

	Quoted Prices Level 1
Fixed Income:	
Corporate bonds	$ 22,813
Government bonds	68,438
Government/corporate bonds, mortgage and asset backed securities	46,962
Inflation protected government obligations	41,292
Equity securities	93,768
Cash	195,528
Fair value of plan assets	$ 468,801

Pension plan assets categorized above as fixed income includes funds comprised of corporate and government bonds, mortgage-backed and asset-backed instruments and inflation protected government obligations. The values of the fixed income investments are classified within level 1, quoted prices in active markets for identical assets, and are based on the closing prices reported in the major markets on which the investments are traded.

The pension plan asset categorized as equity securities consists of a fund investment in underlying funds that invest in domestic and international equity securities. The value of the equity fund classified within Level 1 is based on the closing price reported on the major market on which the investment is traded.

The portion of the plan's assets categorized as cash consists of a deposit account and is classified within Level 1.

Note 4. Commitment

Facilities occupied by the Company are leased under an agreement that expires in December 2022 and calls for a base rent plus charges for common area maintenance and taxes. The Company subleases a portion of the office space to Nuceaux LLC, a related party (see Note 7). During the year the Company terminated the existing sublease and signed a new sublease with

similar terms but with a reduction in the amount of leased space. Net rental cost (net of $30,289 of sublease income) during 2019 was $104,436. Future minimum lease commitments under this arrangement at December 31, 2019 are as follows:

Year ending December 31:

	Lease Commitment	Sublease	Net Rent
2020	$ 72,396	$ 15,555	$ 56,841
2021	73,904	15,842	58,062
2022	75,413	16,128	59,285
2023	-	-	-
2024	-	-	-
Total minimum lease commitments	221,713	$ 47,525	$ 174,188
Less: Imputed interest	(17,137)		
Operating lease liability	$ 204,576		

Note 5. Concentration

The Company regularly maintains cash on deposit in excess of the Federal Deposit Insurance Corporation insurance limits. The Company believes it is not exposed to any significant credit risk on cash balances.

Note 6. Warrants

As a Broker and Dealer of securities, the Company accounts for investments under the provisions of FASB ASC 940-320, Investments. Warrant inventory is recorded at fair value and adjusted for accrued interest. There are no significant differences between fair market value and book value at December 31, 2019. The fair value of these investments was determined using inputs as described in Level 3 of the fair value hierarchy. Level 3 are "unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability." A material input into the fair value evaluation is Management's assessment of the underlying assets' credit worthiness.

Warrants held at December 31, 2019 accrued 7% interest annually and have contractual maturities of three to five years

Note 7. Related Transactions

The Company subleases a portion of their office space to Nuceaux, LLC (the Company's parent Company). As of December 31, 2019, all rents have been paid (see Note 4).

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

Aggregate indebtedness		
Total liabilities	$	1,069,770
Accounts receivable		(87,722)
Operating lease - right of use		(202,313)
Total aggregate indebtedness	**$**	**779,735**
Net capital		
Common Stock	$	1,000
Additional paid in capital		122,442
Retained earnings		1,097,577
Accumulated other comprehensive loss		(144,143)
Total stockholder's equity		1,076,876
Deduct nonallowable assets:		
Net property and equipment		(51,745)
Prepaid expenses		(18,892)
Other		(320)
Securities haircuts:		
Warrants held		(99,999)
Total non allowable assets and securities haircuts		(170,956)
Net capital	**$**	**905,920**
Computation of basic net capital requirements pursuant to Rule 15c3-1:		
Minimum requirement of 6-2/3% of aggregate indebtedness of $779,735 or $100,000, whichever is greater		100,000
Excess net capital		805,920
Net capital less 10% of the total aggregate indebtedness or 120% of the minimum requirement, whichever is greater	$	785,920
Percentage of net capital to required capital		**785.92%**
Percentage of aggregate indebtedness to net capital		**86.07%**

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's corresponding amended unaudited Part II FOCUS report as of December 31, 2019.

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2019

The Company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT
DECEMBER 31, 2019

The Company claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that Rule.

BKD
CPAs & Advisors

1120 S. 101st Street, Suite 410 | Omaha, NE 68124-1088
402.392.1040 | Fax 402.392.1772 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

To the Shareholder and Board of Directors of
Nuceaux, LLC
Omaha, Nebraska

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Kuehl Capital Corporation (the Company), and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the total revenue amounts reported on Form SIPC-7 for the year ended December 31, 2019, noting the following:

    a. Revenue per audited Form X-17A-5 of $6,374,186 properly reconciles to revenue per SIPC-7 of $6,381,717 as follows: $7,531 of interest income is properly included in included in SIPC-7

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions on Form SIPC-7 for the year ending December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Omaha, Nebraska
February 25, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KUEHL CAPITAL CORPORATION
14747 CALIFORNIA STREET, STE. 1
OMAHA, NE 68154

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TODD ENGLE (402) 391-7977

2. A. General Assessment (item 2e from page 2) $ 9,573

B. Less payment made with SIPC-6 filed (exclude interest) (3,771)
7/31/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,802

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,802

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 5,802

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KUEHL CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22ND day of JANUARY , 20 20 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,381,717
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,381,717
2e. General Assessment @ .0015	$ 9,573

(to page 1, line 2.A.)

BKD
CPAs & Advisors

1120 S. 101st Street, Suite 410 | Omaha, NE 68124-1088
402.392.1040 | Fax 402.392.1772 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Nuceaux, LLC
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying *Exemption Report for Kuehl Capital Corporation*, in which (1) Kuehl Capital Corporation (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BKD, LLP

Omaha, Nebraska
February 25, 2020

EXEMPTION REPORT

FOR

KUEHL CAPITAL CORPORATION

Kuehl Capital Corporation, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c-3-3 under the following provisions at 17 C.F.R. §240.15c-3-3(k);(2(i)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Signed: ______________________
Todd Engle

Dated: 2-25-2020